SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.   )*

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value $0.001 per share

(Title of Class of Securities)

00809M104**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** No CUSIP number has been assigned to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Ding Wenting
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,490,692(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,490,692(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,490,692(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(2)
12	TYPE OF REPORTING PERSON IN

(1)        Represents 15,490,692 Ordinary Shares held by Jubilee Set Investments Limited, as further disclosed in Item 4.

(2)        Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

1	NAME OF REPORTING PERSON Jubilee Set Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,490,692(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,490,692(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,490,692(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%(2)
12	TYPE OF REPORTING PERSON CO

(1)        Represents 15,490,692 Ordinary Shares held by Jubilee Set Investments Limited, as further disclosed in Item 4.

(2)        Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

ITEM 1.

(a)                      Name of Issuer:

Aesthetic Medical International Holdings Group Limited (the “Issuer”)

(b)                      Address of Issuer’s Principal Executive Offices:

1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052

ITEM 2.

(a)                      Name of Person Filing:

(i) Ding Wenting

(ii) Jubilee Set Investments Limited (collectively, the “Reporting Persons”)

(b)                      Address of Principal Office:

1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052

(c)                       Citizenship:

Ding Wenting—People’s Republic of China

Jubilee Set Investments Limited—British Virgin Islands

(d)                      Title of Class of Securities:

Ordinary shares, par value $0.001 per share, of the Issuer (“Ordinary Shares”)

(e)                       CUSIP Number:

00809M104

No CUSIP number has been assigned to the Ordinary Shares. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

ITEM 3.                            If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)                      ☐         Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)                      ☐         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                       ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)                      ☐         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)                       ☐         An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).(Post)

(f)                        ☐         An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)                       ☐         A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).(Principal)

(h)                      ☐         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)                          ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)                         ☐         Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.                            Ownership

Reporting Person	Amount beneficially owned	Percent of class(1)	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Ding Wenting	15,490,692	21.9%	21.9%	15,490,692	0	15,490,692	0
Jubilee Set Investments Limited	15,490,692	21.9%	21.9%	15,490,692	0	15,490,692	0

Jubilee Set Investments Limited holds 15,490,692 Ordinary Shares, and is indirectly wholly owned by TMF (Cayman) Ltd. the trustee of the Wendy Trust. The Wendy Trust is a discretionary trust established by Ms. Ding Wenting as the settlor, and its beneficiaries are Ms. Ding Wenting and her family members. Ms. Ding Wenting is entitled to exercise the voting and dispositive power over the Ordinary Shares held by Jubilee Set Investments Limited.

Ms. Ding Wenting and Dr. Zhou Pengwu, a major shareholder of the Issuer, are spouses. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. Ding Wenting and Dr. Zhou Pengwu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the other member constituting such group. However, each of Ms. Ding Wenting and Dr. Zhou Pengwu expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the other.

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of December 31, 2019.

ITEM 5.                            Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.                            Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.                            Identification and Classification of Members of the Group

Not applicable.

ITEM 9.                            Notice of Dissolution of the Group

Not applicable.

ITEM 10.                     Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2020

Ding Wenting

By:	/s/ Ding Wenting

Jubilee Set Investments Limited

By:	/s/ Ding Wenting
Name: Ding Wenting
Title: Director

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description
A	Joint Filing Agreement